EXHIBIT 99.2
Vector Group Ltd.
Condensed Consolidating Financial Statements
June 30, 2024
(in thousands of dollars)

Presented herein are Condensed Consolidating Balance Sheet as of June 30, 2024 and the related Condensed Consolidating Statements of Operations for the six months ended June 30, 2024 of Vector Group Ltd. (Parent/Issuer), the guarantor subsidiaries (Subsidiary Guarantors) and the subsidiaries that are not guarantors (Subsidiary Non-Guarantors).
CONDENSED CONSOLIDATING BALANCE SHEETS

	June 30, 2024
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
ASSETS:
Current assets:
Cash and cash equivalents	$240,893	$149,162	$703	$—	$390,758
Investment securities at fair value	140,983	—	—	—	140,983
Accounts receivable - trade, net	—	29,637	—	—	29,637
Intercompany receivables	2,980	—	—	(2,980)	—
Inventories	—	105,132	—	—	105,132
Income taxes receivable, net	14,484	—	20,686	(34,587)	583
Other current assets	1,635	12,197	262	—	14,094
Total current assets	400,975	296,128	21,651	(37,567)	681,187
Property, plant and equipment, net	632	35,158	7,819	—	43,609
Long-term investment securities	46,789	—	—	—	46,789
Investments in real estate ventures	—	—	116,849	—	116,849
Operating lease right-of-use assets	6,484	4,893	—	—	11,377
Investments in consolidated subsidiaries	297,720	—	—	(297,720)	—
Intangible assets	—	107,511	—	—	107,511
Other assets	14,286	64,611	7,802	—	86,699
Total assets	$766,886	$508,301	$154,121	$(335,287)	$1,094,021
LIABILITIES AND STOCKHOLDERS' DEFICIENCY:
Current liabilities:
Intercompany payables	$—	$581	$2,399	$(2,980)	$—
Income taxes payable, net	—	34,587	—	(34,587)	—
Current payments due under the Master Settlement Agreement	—	131,200	—	—	131,200
Current operating lease liability	1,742	2,444	—	—	4,186
Other current liabilities	37,658	106,219	536	—	144,413
Total current liabilities	39,400	275,031	2,935	(37,567)	279,799
Notes payable, long-term debt and other obligations, less current portion	1,374,266	—	—	—	1,374,266
Non-current employee benefits	62,824	5,939	—	—	68,763
Deferred income taxes, net	(4,947)	27,921	30,923	—	53,897
Non-current operating lease liability	5,046	2,716	—	—	7,762
Other liabilities, including litigation accruals and payments due under the Master Settlement Agreement	3,643	18,916	321	—	22,880
Total liabilities	1,480,232	330,523	34,179	(37,567)	1,807,367
Commitments and contingencies
Total stockholders' (deficiency) equity	(713,346)	177,778	119,942	(297,720)	(713,346)
Total liabilities and stockholders' deficiency	$766,886	$508,301	$154,121	$(335,287)	$1,094,021

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

		Six Months Ended June 30, 2024
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
Revenues	$—	$696,481	$515	$(515)	$696,481
Expenses:
Cost of sales	—	462,495	—	—	462,495
Operating, selling, administrative and general expenses	17,482	40,475	713	(515)	58,155
Litigation settlement and judgment expense	—	264	—	—	264
Management fee expense	—	7,326	—	(7,326)	—
Operating (loss) income	(17,482)	185,921	(198)	7,326	175,567
Other income (expenses):
Interest expense	(52,419)	(1,613)	—	—	(54,032)
Equity in losses from real estate ventures	—	—	(11,934)	—	(11,934)
Equity in earnings from investments	1,497	—	—	—	1,497
Equity in earnings in consolidated subsidiaries	126,609	—	—	(126,609)	—
Management fee income	7,326	—	—	(7,326)	—
Other, net	8,558	3,484	(72)	—	11,970
Income (loss) before provision for income taxes	74,089	187,792	(12,204)	(126,609)	123,068
Income tax benefit (expense)	14,889	(52,019)	3,040	—	(34,090)
Net income	$88,978	$135,773	$(9,164)	$(126,609)	$88,978
Comprehensive income (loss)	$89,092	$135,839	$(9,164)	$(126,675)	$89,092